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                                                                    Exhibit 99.4
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                          FORM OF LETTER TO BE SENT TO

                            SHAREHOLDERS OF SECURITY


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                                                                    Exhibit 99.4
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                                      [LETTERHEAD OF SECURITY BANC CORPORATION]

February 6, 2001

To Our Shareholders:

The Board of Directors of Security Banc Corporation has unanimously approved the acquisition of Security by Park National Corporation. The acquisition will be accomplished by the merger of Security into Park. As a result of the merger, Security's three subsidiaries, The Security National Bank and Trust Co., The Citizens National Bank of Urbana and The Third Savings and Loan Company, will become subsidiaries of Park. We are pleased that our subsidiaries will continue to serve the communities of Champaign, Clark, Fayette, Greene, Madison and Miami Counties, Ohio as members of the Park family of community banks.

As a result of the merger, each common share of Security (other than those as to which dissenters' rights are perfected under the Ohio General Corporation Law) will be converted into the right to receive approximately .2844 Park common shares. We expect the merger to, in general, be tax-free to Security shareholders, except for the receipt of cash in lieu of fractional Park common shares.

Government approvals and the affirmative vote of both Security and Park shareholders to adopt the merger agreement are needed to complete the transaction. Security has called a special meeting of our shareholders to vote on the adoption of the merger agreement. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as voting FOR adoption of the merger agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any Security common shares held for you in your broker's name, the effect will be the same as a vote against adoption of the merger agreement. You may, of course, attend the special meeting and vote in person even if you have previously returned your proxy card. The special meeting will be held at The Security National Bank and Trust Co., 40 South Limestone Street, Springfield, Ohio, on March 9, 2001, at 10:00 a.m., local time.

The accompanying joint proxy statement/prospectus provides detailed information about the transaction we are proposing, and it includes the merger agreement as an appendix. WE ENCOURAGE YOU TO READ THE ENTIRE DOCUMENT CAREFULLY. You can find additional information about Security and Park in documents filed with the Securities and Exchange Commission.

Park common shares are listed on the American Stock Exchange, under the symbol "PRK."

I enthusiastically support this combination and join with the other members of our Board of Directors in recommending that you vote in favor of adopting the merger agreement.

                               /s/ Harry O. Egger
                               Harry O. Egger
                               Chairman, President and Chief Executive Officer Security Banc Corporation